UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	July	2025
Commission File Number	001-39498

LIGHTSPEED COMMERCE INC.
(Translation of registrant’s name into English)

700 Saint-Antoine Street East, Suite 300 Montréal, Québec, Canada H2Y 1A6
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	Lightspeed Commerce Inc. Interim Financial Statements for the First Quarter ended June 30, 2025
99.2	Lightspeed Commerce Inc. Interim Management's Discussion and Analysis for the First Quarter ended June 30, 2025
99.3	Lightspeed Commerce Inc. – Form 52-109F2 Certificate of Interim Filings by CEO (pursuant to Canadian regulations)
99.4	Lightspeed Commerce Inc. – Form 52-109F2 Certificate of Interim Filings by CFO (pursuant to Canadian regulations)

Documents 99.1 and 99.2 of this Report on Form 6-K are incorporated by reference into the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on September 30, 2020 (File No. 333-249175), and the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on December 4, 2020 (File No. 333-251139).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lightspeed Commerce Inc.
(Registrant)
July 31, 2025	By:	/s/ Dan Micak
		Name:	Dan Micak
		Title:	Chief Legal Officer

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